Exhibit 99.1

Northern Dynasty: Pebble Partnership to challenge US Army Corps of Engineers’ finding that Compensatory Mitigation Plan for Alaska’s Pebble Project is non-compliant

December 17, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") believes the US Army Corps of Engineers’ (“USACE”) perfunctory rejection last month of the Compensatory Mitigation Plan (“CMP”) submitted for Alaska’s Pebble Project is emblematic of the lead federal agency’s recent permitting decision at Pebble, arguing it is contrary to law, unprecedented in Alaska and unsupported by the administrative record.

Northern Dynasty’s 100%-owned, US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) is preparing a ‘request for appeal’ (“RFA”) with respect to the USACE’s November 25, 2020 issuance of a negative Record of Decision (“ROD”) for the proposed copper-gold-molybdenum-silver-rhenium mine. To be submitted in January 2021, the Pebble Partnership’s RFA is expected to argue, among other things, that the USACE’s mitigation requirements for Pebble are contrary to policy and precedent in Alaska, and the agency’s rejection of its CMP is both procedurally and substantively invalid.

“The US Army Corps of Engineers issued a finding this summer that Pebble would cause ‘significant degradation’ to aquatic resources in the project area, and on that basis issued mitigation requirements that were both extreme and unprecedented in Alaska,” said Northern Dynasty President & CEO Ron Thiessen. “Although we believe the USACE’s ‘significant degradation’ finding to be contrary to law and unsupported by the administrative record as established by the Environmental Impact Statement (“EIS”), we set out in good faith to meet their demand for in-kind and in-watershed mitigation at a very high and unprecedented ratio for Alaska – and after a tremendous amount of professional effort and investment, we did it.

“For the USACE to summarily reject a CMP that is directly responsive to its requirements, to do it on the basis of what we believe to be largely minor and arbitrary deficiencies and without giving the proponent an opportunity to respond to those alleged deficiencies or otherwise amend its application is, we believe, without precedent in the long history of responsible resource development in Alaska.”

The Pebble Project as proposed would directly or indirectly impact 3,650 acres of wetlands and other water bodies, as well as 185 miles of streams. To compensate for these impacts, the Pebble Partnership proposed the creation of a 112,445 acre Koktuli Conservation Area (“KCA”) on state-owned land in the Koktuli watershed – thereby preserving 27,886 acres of wetlands, 1,174 acres of other waters and 814 miles (1,967 acres) of streams in the immediate vicinity of the Pebble Project.

The Pebble Partnership’s CMP was prepared in collaboration with HDR Alaska – the leading aquatic resources consulting firm in Alaska, whose experience spans the preparation of dozens of Clean Water Act-compliant compensatory mitigation plans for oil and gas, mining and other resource and infrastructure development projects in the state. Upon receiving the USACE’s mitigation demands, more than 20 wetland professionals and support staff were mobilized into a fly-in field camp in the Koktuli watershed this summer to map wetlands and waterbodies throughout the 112,445-acre Koktuli watershed conservation area and otherwise generate the technical data required to submit a compliant CMP.

More than 1,000 person-days of field work were spent this summer gathering baseline data and other technical information to meet the USACE’s mitigation requirements. In addition, the Pebble Partnership met with USACE officials to confirm its view that the proposed mitigation area would meet the USACE’s stated requirements for in-watershed and in-kind mitigation.

“We expended considerable financial and professional resources delivering exactly what the US Army Corps asked us to deliver on compensatory mitigation,” Thiessen said.

“I am very confident in saying I believe our CMP is both compliant with the Clean Water Act and fully responsive to the Corps’ demand. So we were shocked when they found our plan to be non-compliant, and even more so that they didn’t provide any opportunity to respond to alleged deficiencies.”

Thiessen said Northern Dynasty and the Pebble Partnership believe the vast majority of CMP deficiencies identified by the USACE after a negative ROD for the Pebble Project was announced are minor and arbitrary – including many implementation and documentation steps that are conventionally addressed after federal permits are issued. He noted that many of the USACE’s objections to Pebble’s CMP are contradicted by its acceptance of CMPs submitted for other Alaska-based resource development projects.

Although the Pebble Partnership met with USACE officials with respect to its proposed mitigation plan several times before submitting a final CMP, it claims the lead federal regulator never raised many of the objections that later became the basis for its rejection of the plan.

For instance, the USACE claimed in its rationale for finding Pebble’s CMP ‘non-compliant’ that the proponent failed to compensate for port-site impacts. In fact, the Pebble Partnership’s CMP clearly proposes to mitigate for the port site through inclusion of additional acres in the KCA.

“That the USACE never afforded Pebble an opportunity to respond to these minor gaps or to amend its CMP submission to address them is, in our view, procedurally invalid and incorrect,” Thiessen said. “It was our belief when we submitted the CMP that we’d met the regulatory requirements under the Clean Water Act and that remains our belief today.”

Northern Dynasty believes the federal agency’s demand for in-kind and in-watershed mitigation at very high ratio is unprecedented in Alaska, and contrary to both the USACE’s standard practice and a Memorandum of Agreement reached by the USACE and US Environmental Protection Agency in 2018.

“Having improperly imposed a more stringent mitigation standard on Pebble than any other development project in the state, we believe the USACE summarily rejected a CMP that demonstrably met the unprecedented high-bar it had set,” Thiessen said. “As I’ve said before, we believe the facts are on our side and we intend to pursue our appeal and other avenues with vigor and determination.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com